

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 17, 2010

Via U.S. mail and facsimile

Mr. Ian Cook
President and Chief Executive Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

RE: Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 24, 2010, and amended April 6, 2010 and April 16, 2010
File No. 001-00644

Dear Mr. Cook:

We have reviewed your response letter dated April 1, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

Exhibits 31-A and 31-B

1. In future filings, please include the language “(the registrant's fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) of your certifications. See Item 601(b)(31) of Regulation S-K.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON
MARCH 24, 2010 AND AMENDED APRIL 6, 2010 AND APRIL 16, 2010

Compensation Discussion and Analysis, page 19

2. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
    not necessary and describe the process you undertook to reach that conclusion.

Compensation Components, page 20

3. We note that in determining base salaries and stock option awards you consider,
    among other things, individual performance. In future filings, please describe the
    elements of each named executive officer's individual performance that you take into
    account when determining compensation amounts. See Item 402(b)(2)(vii) of
    Regulation S-K.

Annual Incentives – Cash Bonuses, page 22

4. We note your disclosure that you generally set bonus award opportunities at or below
    the median level relative to your peer group. In future filings, please disclose where
    actual bonus amounts paid to your named executive officers fell relative to the
    benchmark and, to the extent amounts fell significantly above or below the
    benchmark, discuss the reasons for the variance.

*   *   *   *

        Please respond to these comments within 10 business days. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please furnish your
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief